Item 77C -- DWS Strategic Income Trust  ("Registrant")

Registrant incorporates by reference its Proxy Statement dated May 25, 2006, filed on April 13, 2006 (Accession No. 0000950137-06-004499).

Shareholder Meeting Results

The Annual Meeting of Shareholders of DWS Strategic Income Trust (the "Fund") was held on May 25, 2006. The following matters were voted upon by the shareholders of said Fund (the resulting votes are presented below):

1. To elect nine individuals to constitute the Board of Trustees of the fund.

Number of Votes:

       For 		Withheld
John W. Ballantine 	2,923,824 	46,400
Donald L. Dunaway 	2,923,174 	47,050
James R. Edgar 		2,921,667 	48,557
Paul K. Freeman 		2,923,780 	46,444
Robert B. Hoffman 	2,917,927 	52,297
William McClayton 	2,921,774 	48,450
Shirley D. Peterson 	2,920,345 	49,879
Axel Schwarzer		2,924,352 	45,872
Robert H. Wadsworth 	2,927,024 	43,200


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